COMMENTS RECEIVED ON 03/13/2018

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity U.S. Sustainability Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 403

Fidelity U.S. Sustainability Bond Index Fund

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of the fund's assets in bonds included in the [Bloomberg Barclays MSCI U.S. Aggregate ESG Choice Index] (the Index), which is composed of U.S. dollar denominated, investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, and follows the rules of the Bloomberg Barclays US Aggregate Bond Index. MSCI ESG Research applies additional sector and environmental, social, and governance (ESG) criteria for security eligibility in the Index.”

C:

The Staff requests we revise the 80% policy or add an additional 80% policy stating that the fund invests at least 80% of its assets in U.S. bonds.

R:

The fund has a principal strategy of seeking to track the Index, which is intended to capture broadly the U.S. investment-grade taxable fixed income market as described. In its release adopting Rule 35d-1, the SEC stated that “[i]ndex funds . . . generally would be expected to invest more than 80 percent of their assets in investments connoted by the applicable index.”  We believe that the fund’s 80% name policy appropriately describes the fund’s strategy of tracking the bonds included in the Index, as defined by the index provider. Accordingly, we have not modified disclosure.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the [Bloomberg Barclays MSCI U.S. Aggregate ESG Choice Index] using a smaller number of securities.”

C:

The Staff requests we describe the maturity policy of the index.

R:

We are not aware of a requirement to disclose the maturity policy of a third party index. We believe the description provided for the fund’s Bloomberg Barclays MSCI (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add descriptions of “sustainable” and “ESG” and disclose the details of the index’s component selection criteria particularly with regard to ESG criteria. The Staff requests we describe what is included and excluded by the criteria.

R:

We will modify the description provided for the Bloomberg Barclays MSCI U.S. Aggregate ESG Choice Index in the “Additional Index Information” section as follows (new disclosure underlined):

“Bloomberg Barclays MSCI U.S. Aggregate ESG Choice Index is composed of U.S. dollar denominated, investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, and follows the rules of the Bloomberg Barclays U.S. Aggregate Bond Index. MSCI ESG Research applies additional sector and ESG criteria for security eligibility in the Index and adjusts the sector weights of the Index to match the exposures of the Bloomberg Barclays U.S. Aggregate Bond Index. Companies showing involvement above certain thresholds in adult entertainment, alcohol, gambling, tobacco, military weapons, civilian firearms, nuclear power, and genetically modified organisms are excluded. The Index is rebalanced monthly.”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain how the components of the index are weighted; disclose the rebalancing and reconstitution process, including frequency and how and when the index changes; and disclose the approximate number of constituents of the index.

R:

Please refer to our response to the previous comment for disclosure providing additional details about the index.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose in the “Fund Summary” section that the fund will concentrate to the same extent as the index and add risk disclosure.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N- 1A. The fund’s concentration policy is disclosed in the “Fund Basics” section under “Principal Investment Strategies”. Accordingly, we do not believe additional disclosure is needed.

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80%

policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a specific risk for investing pursuant to an ESG strategy.

R:

The fund discloses that its investment objective seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays MSCI U.S. Aggregate ESG Choice Index, which reflects the ESG selection methodology. Accordingly, we have not modified the disclosure.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Entities located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.”

C:

The Staff requests we disclose in a strategy that the index holds foreign securities. Also, the Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, these investments are not a principal investment strategy of the fund. As a result, we believe that the fund’s current strategy and risk disclosure are appropriate.

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.

“Additional Information about the Index” (prospectus)

C:

The Staff requests we file a copy of the license agreement as an exhibit since it is considered an “other material contract” pursuant to Item 28(h).

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.